

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 31, 2016

Via E-mail
Ms. Melissa J. Kennedy
Executive Vice-President & Chief Legal Officer & Public Affairs
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario
Canada M5H IJ9

> **Re:** **Sun Life Financial, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 001-15014**

Dear Ms. Kennedy:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Jim B. Rosenberg

　　　　　　　　　　　Jim B. Rosenberg
　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　Office of Healthcare and Insurance